April 4, 2025

Conlon Danberg

Margaret Sawicki

Division of Corporation Finance

Office of Industrial Applications and Services

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	Safety Shot, Inc.
Registration Statement on Form F-1
Submitted February 4, 2025
File No. 333-284689

Dear Mr. Danberg and Ms. Sawicki:

Safety Shot, Inc. (the “Company”) respectfully submits this correspondence to the staff (the “Staff,” and such correspondence, this “Response Letter”) of the United States Securities and Exchange Commission (the “Commission”) in response to the Commission’s letter dated February 19, 2025 relating to the Company’s filing on February 4, 2025 of its registration statement on Form S-1 (the “Registration Statement”). On behalf of the Company, Sichenzia Ross Ference Carmel LLP (“we” or “our”) is concurrently filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”). Capitalized terms used herein but not defined herein have the definitions ascribed to them in Amendment No. 1.

To facilitate your review, we have reproduced below the Commission’s comments in bold italics, followed by our responses.

Registration Statement on February 4, 2025 filed February 4, 2025

Cover Page

1. The cover page states you are registering the resale of up to 23,985,404 shares of common stock. However, the individual components of the shares being registered appear to total 23,885,404 shares of common stock. Please ensure the number of shares being registered is consistent throughout the prospectus, including in the legal opinion to be provided as Exhibit 5.1.

In response to the Commission’s comment, the Company respectfully refers the Staff to the revised disclosures in Amendment No. 1 and legal opinion provided in Exhibit 5.1, which now consistently disclosed the amount of shares of common stock being registered.

Arrangement Agreement with Yerbae Brands Corp., page 9

2. We note your statement that the Company entered into a definitive Arrangement Agreement with Yerbaé Brands Corp. on January 7, 2025 pursuant to which, among other things, the Company will acquire all of the issued and outstanding common shares of Yerbaé. Please revise the Registration Statement to include financial statements of Yerbaé Brands Corp. pursuant to Rule 3-05 of Regulation S-X and the related pro forma financial statements pursuant to Article 11 of Regulation S-X or provide us your analysis of why such information is not required.

In response to the Commission’s comment, the Company respectfully refers the Staff to the financial statements included in Amendment No. 1.

Index to Financial Statements, page F-1

3. The registration statement does not appear to include a copy of the April 1, 2024 audit report from your independent registered public accounting firm or the audited financial statements of the Company as of December 31, 2023 and 2022 and the periods then ended. Please revise the registration statement to include this information, including discussing these periods in your Management’s Discussion and Analysis of Financial Condition and Results of Operations section. We also note the statements in the Experts section on page 69 suggesting that these financial statements are incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2023. Please revise to clarify this information is not being incorporated by reference.

In response to the Commission’s comment, the Company respectfully refers the Staff to the revised Management’s Discussion and Analysis of Financial Condition and “Experts” section.

If the Staff has any questions or comments concerning the foregoing, or requires any further information, please contact me at (212) 930-9700 ext. 645 or by email at rcarmel@srfc.law.

Very truly yours,

Sichenzia Ross Ference Carmel LLP

/s/ Arthur Marcus, Esq.
Arthur Marcus, Esq.